UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38199

TREMONT MORTGAGE TRUST

(by: Seven Hills Realty Trust as successor by merger to Tremont Mortgage Trust)

(Exact name of registrant as specified in its charter)

c/o Seven Hills Realty Trust
Two Newton Place
255 Washington Street, Suite 300,
Newton, Massachusetts
(617) 332-9530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Tremont Mortgage Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TREMONT MORTGAGE TRUST By: SEVEN HILLS REALTY TRUST (formerly known as RMR Mortgage Trust) as successor by merger to Tremont Mortgage Trust

Date: October 4, 2021	By:	/s/ Thomas J. Lorenzini
	Name:	Thomas J. Lorenzini
	Title:	President